

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2022

Charles J. Follini
Managing Principal
NOYACK Logistics Income REIT II, Inc.
33 Flying Point Road
Southampton, NY 11968

>   **Re: NOYACK Logistics Income REIT II, Inc.**
>   **Draft Offering Statement on Form 1-A**
>   **Submitted February 25, 2022**
>   **CIK No. 0001913359**

Dear Mr. Follini:

We have reviewed your draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

Draft Offering Statement on Form 1-A Submitted February 25, 2022

General

1.   We note that this offering includes a minimum offering feature with subsequent quarterly closings. Please provide clarifying disclosure regarding the terms of the escrow arrangements and investors' ability to seek the return of their funds at any time before the minimum offering threshold is reached. Please also provide a detailed legal analysis regarding why you believe this is not a delayed offering. Refer to Rule 251(d)(3)(i)(F) of Regulation A.

Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kenneth L. Betts